        Commission File Number

EXHIBIT 99.1

        CONSENT SOLICITATION STATEMENT
VALENTIA TELECOMMUNICATIONS
EIRCOM FUNDING
Solicitation of Consents to Indenture Amendments Relating to the

Valentia Telecommunications (an Irish unlimited public company)	eircom Funding (an Irish unlimited public company)
€550,000,000 7.25% Notes due 2013 (the "Senior Notes")	$250,000,000 8.25% Notes due 2013 (the "$ Senior Subordinated Notes")
€285,000,000 8.25% Notes due 2013 (the "€ Senior Subordinated Notes") (collectively with the $ Senior Subordinated Notes, the "Senior Subordinated Notes")

Consent Fees:	€2.50 per €1,000 principal amount of Senior Notes $3.75 per $1,000 principal amount of $ Senior Subordinated Notes €3.75 per €1,000 principal amount of € Senior Subordinated Notes

        Subject to the terms and conditions set forth in this Consent Solicitation Statement, Valentia Telecommunications, an Irish unlimited public company ("Valentia"), and eircom Funding, an Irish unlimited public company ("eircom Funding" and together with Valentia, the "Issuers", and each an "Issuer"), hereby solicit (the "Solicitation") the consents (each a "Consent" and, collectively, the "Consents") of Holders (as defined herein) as of 5:00 pm New York City time on January 21, 2004 (the "Record Date") of the Senior Notes and the Senior Subordinated Notes (collectively, the "Notes") of the Issuers to certain amendments (the "Proposed Amendments") to the indentures set forth below (the "Indentures") governing the Notes. The primary purpose of the Proposed Amendments is to amend the limitations on Restricted Payments (as defined in the Indentures) in the Indentures to allow for greater flexibility for Valentia to pay dividends in the event of an initial public offering of equity securities of Valentia or to pay dividends or make other payments to its parent, Valentia Holdings Limited, an English limited company ("Holdings"), or another direct or indirect parent company of Valentia, in order to fund the payment of dividends by Holdings or any other parent company to the holders of their ordinary shares, preference shares or other capital stock in the event of an initial public offering of equity securities of Holdings or any other parent company.

Outstanding Principal Amount	Description of Securities	Issuer	ISIN/Common Code/ CUSIP	Indenture dated as of

€550,000,000	7.25% Notes due 2013	Valentia	ISIN: XS0178927389 (registered), XS0173826594 (144A) & XS0173825513 (Reg S). Common Code: 017892738 (registered), 017382659 (144A) & 017382551 (Reg S).	August 7, 2003

€285,000,000	8.25% Notes due 2013	eircom Funding	ISIN: XS0178927629 (registered), XS0173827642 (144A) & XS0173827139 (Reg S). Common Code: 017892762 (registered), 017382764 (144A) & 017382713 (Reg S).	August 7, 2003

$250,000,000	8.25% Notes due 2013	eircom Funding	ISIN: US28257PAC95 (registered),
US28257PAB13 (144A) & USG2951QAB61 (Reg S).
Common Code: 017952935 (registered), 017409344 (144A) & 017409379 (Reg S).
Cusip Numbers: 28257PAC9 (registered),
			28257PAB1 (144A) & G2951QAB6 (Reg S).	August 7, 2003

        The Solicitation is being made upon the terms and is subject to the conditions set forth in this Consent Solicitation Statement and in the accompanying letter of consent ("Letter of Consent"). Approval of the Proposed Amendments with respect to each Indenture requires, respectively, the Consent of Holders of a majority in outstanding principal amount of the Senior Notes and the Consent of Holders of a majority in outstanding principal amount of the Senior Subordinated Notes (the "Requisite Consents"). Execution of Supplemental Indentures (as defined herein) is conditional upon (i) the Requisite Consents with respect to each of the Senior Notes and the Senior Subordinated Notes having been received by the Tabulation Agent (as defined herein) and (ii) there being no laws or regulations that would, and the absence of any injunction or action that could, make unlawful or invalid or enjoin the implementation of the Proposed Amendments, or that would question the legality or validity thereof. In the event that (i) the conditions described above are satisfied or waived with respect to either the Senior Notes or the Senior Subordinated Notes and (ii) the relevant Supplemental Indenture becomes effective, Valentia or eircom Funding, as the case may be, will be obligated to pay to each Holder of Notes subject to such Supplemental Indenture who delivered a valid, unrevoked, Consent on or prior to the Expiration Date (as defined herein), a one time cash payment to each such Holder (the "Consent Fee"). The Consent Fee will equal €2.50 for each €1,000 principal amount of Senior Notes, $3.75 for each $1,000 principal amount of $ Senior Subordinated Notes and €3.75 for each €1,000 principal amount of € Senior Subordinated Notes. In the event any of the foregoing conditions with respect to either the Senior Notes or the Senior Subordinated Notes is not satisfied, each Issuer may, in its sole discretion, allow the Solicitation with respect to such Notes to lapse or waive any of such conditions, accept all Consents validly delivered in respect of such Notes and execute the Supplemental Indenture in respect of such Notes or extend the Expiration Date or otherwise amend the terms of the Solicitation.

        THE SOLICITATION WILL EXPIRE AT 5:00 P.M., NEW YORK TIME, ON FEBRUARY 4, 2004, UNLESS EXTENDED BY THE ISSUERS (SUCH DATE AND TIME (AS IT MAY BE EXTENDED BY THE ISSUERS, FROM TIME TO TIME) SHALL BE REFERRED TO AS THE "EXPIRATION DATE"). REGARDLESS OF WHETHER THE REQUISITE CONSENTS HAVE BEEN RECEIVED BY 5:00 P.M., NEW YORK CITY TIME, ON FEBRUARY 4, 2004, THE ORIGINAL EXPIRATION DATE, THE ISSUERS MAY, IN THEIR SOLE DISCRETION, TERMINATE THE SOLICITATION OR EXTEND THE SOLICITATION FOR A SPECIFIED PERIOD OR ON A DAILY BASIS.

        Consents may be revoked by Holders at any time by notice sent to the Tabulation Agent at the address set out on the last page in accordance with the instructions and procedures set out herein, prior to the date on which the trustee under the relevant Indenture (the "Trustee") receives an officer's certificate from an officer of the relevant Issuer certifying that the Requisite Consents have been obtained (the "Majority Consent Date"), provided such notice of revocation is obtained prior to such date. Any notice of revocation received after the Majority Consent Date will not be effective, even if received prior to the Expiration Date. See "The Solicitation—Revocation of Consent". Following receipt of the Requisite Consents, the Issuers and the Trustee intend to execute Supplemental Indentures substantially in the form set forth in Exhibits A and B hereto (the "Supplemental Indentures"), and subject to the conditions set out therein the Proposed Amendments will become effective. Once the Proposed Amendments become effective, each present and future holder of the Notes will be bound by the Proposed Amendments, whether or not such holder delivered a Consent. For a description of the Proposed Amendments, see "The Proposed Amendments".

        The Solicitation Agents for the Solicitation (the "Solicitation Agents") are:

Citigroup                                                                                                                                   Goldman Sachs International

Consent Solicitation Statement dated January 22, 2004

IMPORTANT

        Holders are requested to read and carefully consider the information contained herein and to give their Consent to the Proposed Amendments in respect of such Notes held by them, by properly completing, executing and delivering the accompanying Letter of Consent or transmitting their Consent in accordance with the instructions set forth herein and therein.

        Notwithstanding anything to the contrary set forth in this Consent Solicitation Statement, the Issuers reserve the right, in their sole discretion, at any time prior to the effectiveness of the Proposed Amendments to (i) terminate the Solicitation for any reason, (ii) extend the Expiration Date, (iii) amend the terms of the Solicitation or (iv) modify the form or amount of the consideration to be paid pursuant to the Solicitation. See "The Solicitation—Expiration Date; Extensions; Amendment".

        Holders who wish to consent must (i) in the case of Notes held through the Depository Trust Company ("DTC"), deliver one or more properly completed Letter of Consents signed by or on behalf of such Holder by mail, hand delivery, overnight courier or by facsimile transmission to the Tabulation Agent at its address or facsimile number set forth on the back cover page of this Consent Solicitation Statement or (ii) in the case of Notes held through Euroclear Bank S.A./N.V. ("Euroclear") or Clearstream Banking, société anonyme ("Clearstream"), transmit a Consent in accordance with Euroclear's and/or Clearstream's customary procedures in accordance with the instructions set forth herein and in the Letter of Consent. Consents should not be delivered to the Issuers, the Trustee or the Solicitation Agents. However, the Issuers reserve the right to accept any Consent received by them, the Trustee or the Solicitation Agents. Under no circumstances should any person tender or deliver Notes to the Issuers, the Trustee, the Solicitation Agents or the Tabulation Agent at any time.

        Recipients of this Consent Solicitation Statement and the accompanying materials should not construe the contents hereof or thereof as legal, business or tax advice. Each recipient should consult its own attorney, business advisor and tax advisor as to legal, business, tax and related matters concerning the Solicitation.

        Terms used in this Consent Solicitation Statement that are not otherwise defined herein have the meanings set forth in the relevant Indenture.

        Please handle this matter through your bank or broker. Questions concerning the terms of the Solicitation, and requests for assistance in completing and delivering Letters of Consent or requests for additional copies of this Consent Solicitation Statement, the Letter of Consent or other related documents, should be directed to the Solicitation Agents at the address or telephone number set forth on the back cover page hereof.

AVAILABLE INFORMATION

        The Issuers, together with Holdings and eircom Limited ("eircom", and together with the Issuers and Holdings, the "Companies"), are subject to the reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), and accordingly file with, and furnish to, the Securities and Exchange Commission (the "SEC") certain reports and other information. You may read and copy any document the Issuers file with, or furnish to, the SEC at the SEC's public reference room in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Certain of the documents the Companies have filed with or furnished to the SEC are also available to the public from the SEC's web site at http://www.sec.gov.

INCORPORATION BY REFERENCE

        The following documents have been filed with or furnished to the SEC by the Companies and are hereby incorporated by reference in this Consent Solicitation Statement:

  •
  The Registration Statement on Form F-4 of the Companies, filed with the SEC on October 29, 2003 (File No. 333-110042); and

  •
  The Report on Form 6-K of Valentia furnished to the SEC on December 2, 2003.

        To the extent so indicated in the relevant report, the Issuers will also incorporate by reference future reports filed or furnished by the Companies pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC prior to the expiration, termination or consummation of the Solicitation.

        You may request a copy of these documents at no cost, by writing or telephoning the Solicitation Agents at:

Solicitation Agents

Goldman Sachs International	Citigroup
Goldman Sachs International Peterborough Court 133 Fleet Street London EC4A 2BB United Kingdom Attn: Credit Capital Markets Telephone: +44 (0)20 7774 9054	Citigroup Global Markets Limited Citigroup Centre 33 Canada Square Canary Wharf London E14 5LB United Kingdom Attn: Liability Management Group Telephone: +44 (0)20 7986 8969
Goldman, Sachs & Co. 85 Broad Street New York, NY 10004 United States of America Attn: Credit Liability Management Toll Free: +1 800 828 3182	Citigroup Global Markets Inc. 390 Greenwich Street New York, NY 10013 United States of America Attn: Liability Management Group Telephone: +1 212 723 6106 (collect) Toll Free: +1 800 558 3745

        Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Consent Solicitation Statement to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Consent Solicitation Statement. Subject to the foregoing, all information appearing in this Consent Solicitation Statement is qualified in its entirety by the information appearing in the documents incorporated by reference herein.

        No person has been authorized to give any information or make any representations other than those contained in this Consent Solicitation Statement and, if given or made, such information or representations must not be relied upon as having been authorized by the Issuers, the Solicitation Agents, the Tabulation Agent or any other person. The Solicitation is not being made to, and no Consents are being solicited from, Holders in any jurisdiction in which it is unlawful to make such Solicitation or grant such Consents. The statements made in this Consent Solicitation Statement are made as of the date hereof and delivery of this Consent Solicitation Statement and the accompanying materials at any time does not imply that the information herein or therein is correct as of any subsequent date.

        The information provided in this Consent Solicitation Statement is based upon information provided solely by the Issuers. None of the Solicitation Agents, the Tabulation Agent or the Trustee has independently verified or makes any representation or warranty, express or implied, or assumes any responsibility, as to the accuracy or adequacy of the information contained herein. In accordance with normal practice, the Trustee expresses no opinion on the merits of the Proposed Amendments but has authorized it to be stated that, on the basis of the information set out in this Consent Solicitation Statement, it has no objection to the Consent Solicitation Statement being submitted to the Holders for their consideration.

        No representation is made by the Issuers as to the correctness or accuracy of the ISIN/Common Code/CUSIP number listed in the Consent Solicitation Statement, the Letter of Consent, the letter to brokers, dealers, commercial banks, trust companies and other nominees or the letter to clients.

        This Consent Solicitation Statement may include forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by the use of forward-looking terminology, including the terms "believes", "estimates", "anticipates", "expects", "intends", "may", "will" or "should" or, in each case, their negative, or other variations or comparable terminology, or by discussions of strategy. These forward-looking statements include all matters that are not historical facts.

        Future results covered by the forward-looking statements may not be achieved. By their nature, forward-looking statements involve risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Important factors that could cause those differences include, but are not limited to, changes in the competitive and regulatory framework in which eircom operates, increased competition from other companies in its industry and its ability to retain its market share, changes in consumer preferences for different communication technologies, including trends toward mobile substitution, its ability to generate growth or profitable growth, particularly as growth slows in the Irish telecommunications market, regulatory developments with respect to tariffs, terms of interconnect and customer access, its ability to reduce its workforce and control its capital expenditures and other costs, its ability to comply with existing and newly implemented regulatory regimes, its high leverage and ability to generate sufficient cash to service its debt and general local and global economic conditions.

        You are urged to read the sections of the Registration Statement on Form F-4 of the Companies (Reg. No. 333-110042), entitled "Risk Factors", "Operating and Financial Review and Prospects",

"Business" and "Regulation" for a more complete discussion of the factors that could affect its future performance and the industry in which it operates. In light of these risks, uncertainties and assumptions, the forward-looking events described in this Consent Solicitation Statement may not occur.

        The Companies undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to the Companies or to persons acting on its behalf are expressly qualified in their entirety by the cautionary statements referred to above and contained elsewhere in this Consent Solicitation Statement.

* * * *

SUMMARY

        The following summary is qualified in its entirety by the more detailed information appearing elsewhere in or incorporated by reference into this Consent Solicitation Statement. Capitalized terms used herein and not defined herein have the meanings assigned to such terms in the Indentures.

eircom

        eircom is the principal provider of fixed-line telecommunications services in Ireland. As the incumbent fixed-line telecommunications provider, eircom has the most extensive fixed-line telecommunications network in Ireland in terms of both capacity and geographic reach.

        eircom offers residential and business customers a wide range of retail services and products, including fixed line voice services and data services. eircom also offers other licensed operators wholesale services and products.

Terms of the Solicitation

Purpose of the Solicitation	The Issuers are soliciting Consents of Holders to the Proposed Amendments to the Indentures primarily in order to amend the limitations on Restricted Payments (as defined in the Indentures) in the Indentures to allow for greater flexibility for Valentia to pay dividends in the event of an initial public offering of equity securities of Valentia or to pay dividends or make other payments to Holdings or another direct or indirect parent company of Valentia in order to fund the payment of dividends by Holdings or any other parent company to holders of their ordinary shares, preference shares or other capital stock in the event of an initial public offering of equity securities of Holdings or any other parent company.
The Proposed Amendments
The Proposed Amendments would amend the Restricted Payments covenant set out in Section 4.4 of each of the Indentures to permit, as an additional Permitted Restricted Payment, at any time following the later of (x) receipt by Valentia, directly or indirectly, of an amount equal to at least 75% of the Net Cash Proceeds to the Company or any Parent of the first Listed Equity Offering (including any offering of ordinary shares that occurs concurrently therewith) which raises aggregate gross proceeds (prior to any deductions) of at least €150 million and (y) the initial refinancing on an unsecured basis (whether by amending or restating the existing documentation or otherwise) and/or repayment of all or substantially all of the aggregate principal amount of indebtedness for borrowed money under Valentia's Senior Secured Credit Agreement, payment by Valentia of, or loans, advances, dividends or distributions to any of its parent companies to pay, dividends on any ordinary shares or preference shares, in an amount, when aggregated with all other amounts paid pursuant to this paragraph, not to exceed (x) Consolidated EBITDA minus (y) the product of (1) 3.25 and (2) Consolidated Interest Expense (in each case as defined in the Indentures) for the period from the first day of the fiscal quarter commencing immediately prior to the completion of the first such Listed Equity Offering until the end of the most recent fiscal quarter ending immediately prior to the date of such payment for which consolidated financial statements of Valentia are available. For more specific details see the forms of Supplemental Indentures which form Exhibits A and B, respectively, in this Consent Solicitation Statement. See also "The Proposed Amendments".

The Proposed Amendments would also amend the Notes to provide that the Issuers would not be permitted to redeem up to 35% of the original principal amount of the Notes with the Net Cash Proceeds of the first Listed Equity Offering, as they would currently be permitted to do under the terms of the Notes.
Conditions
Execution of the Supplemental Indentures is conditional upon (i) the Requisite Consents with respect to both the Senior Notes and the Senior Subordinated Notes having been received by the Tabulation Agent on or prior to the Expiration Date and (ii) there being no laws or regulations that would, and the absence of any injunction or action that could, make unlawful or invalid or enjoin the implementation of the Proposed Amendments, or that would question the legality or validity thereof.

In the event any of the foregoing conditions with respect to either the Senior Notes or the Senior Subordinated Notes is not satisfied, each Issuer may, in its sole discretion, allow the Solicitation with respect to such Notes to lapse or waive any of such conditions, accept all Consents validly delivered in respect of such Notes and execute the Supplemental Indenture in respect of such Notes or extend the Expiration Date and continue to solicit Consents pursuant to the Solicitation or otherwise amend the terms of the Solicitation.
The Consent Fees
In the event that (i) the conditions described above are satisfied or waived in respect of either the Senior Notes or the Senior Subordinated Notes and (ii) the relevant Supplemental Indenture becomes effective, Valentia or eircom Funding, as the case may be, will be obligated to pay as promptly as practicable after the Expiration Date to each Holder of Notes subject to such Supplemental Indenture who delivered a valid Consent (not subsequently revoked) to the Tabulation Agent on or prior to the Expiration Date, a one-time cash payment to each such Holder (the "Consent Fee"). The Consent Fee will equal €2.50 per €1,000 principal amount of Senior Notes held by a Holder with respect to which a valid Consent was delivered (and not revoked), $3.75 per $1,000 principal amount of $ Senior Subordinated Notes held by a Holder in respect of which a valid Consent was delivered (and not revoked) and €3.75 per €1,000 principal amount of € Senior Subordinated Notes held by a Holder in respect of which a valid Consent was delivered (and not revoked).

The right to receive a Consent Fee is not transferable with a Note. The Issuers will only make payments of the Consent Fees to the persons who were Holders as of the Record Date and who have delivered valid and unrevoked Consents on or prior to the Expiration Date pursuant to the terms hereof.

Holders who do not validly Consent to the Proposed Amendments prior to the Expiration Date will not be eligible to receive the Consent Fee even though the Proposed Amendments will be binding on them if the Proposed Amendments become effective.
Record Date
5:00 p.m., New York City time, on January 21, 2004. Such date has been fixed by the Issuers as the date for the determination of Holders entitled to give Consents and receive the Consent Fees, if payable, pursuant to the Solicitation. The Issuers reserve the right to establish, from time to time but in all cases prior to receipt of the Requisite Consents, any new date as such Record Date and, thereupon, any such new date will be deemed to be the Record Date for purposes of the Solicitation.
Expiration Date
5:00 p.m., New York City time, on February 4, 2004, unless the Solicitation is extended by the Issuers, in which case the term "Expiration Date" will mean the latest date and time to which the Solicitation is extended. The Issuers may terminate the Solicitation for any reason or may extend the Solicitation for either the Senior Notes or the Senior Subordinated Notes or for both for a specified period or on a daily basis, regardless of whether the Requisite Consents have been obtained.
Execution Date
With respect to each Supplemental Indenture, the time such Supplemental Indenture is executed. On or following the Majority Consent Date, subject to there being no laws or regulations that would, and the absence of any injunction or action or other proceeding (pending or threatened) that could, make unlawful or invalid or enjoin the implementation of the Proposed Amendments, or that would question the legality or validity thereof, the Issuers intend to execute and deliver the Supplemental Indentures containing the Proposed Amendments to the Trustee. Each of the Supplemental Indentures will become binding upon its execution by the Trustee, subject to compliance by the Issuers with the conditions set forth in the relevant Indenture. The Execution Date may occur prior to the scheduled Expiration Date if the foregoing conditions are satisfied prior to that time.

Holders
For purposes of this Solicitation, the term "Holder" means (i) the bearer of any global note representing the Notes or any person in whose name a Note in definitive form is registered in the registry maintained by the Registrar for the Senior Notes or the Senior Subordinated Notes, as the case may be, at 5:00 p.m., New York City time, on the Record Date (the "Record Holder") and (ii) any other person who has obtained a proxy in a form reasonably acceptable to the Issuers which authorizes such other person (or person claiming title by or through such other person) to vote Notes on behalf of such Record Holder. For purposes of the Solicitation, the term "Holder" shall be deemed to include those participants through which a beneficial owner's Notes (in the form of Book-Entry Depositary Interests) may be held of record as of the Record Date in either Euroclear, Clearstream or DTC (each a "Clearance System"), as the case may be, and that have been granted a proxy or authorization by such Clearance System (it being understood that payment of the Consent Fee shall be made to the Record Holder or its custodian for further credit to such participants—See "The Solicitation—Consent Fees").
How to Consent
Holders who wish to consent to the Proposed Amendments should (i) in the case of Notes held through DTC, deliver one or more properly completed Letters of Consent signed by or on behalf of such Holder by mail, hand delivery, overnight courier or by facsimile transmission (with an original delivered subsequently) to the Tabulation Agent at its address or facsimile number set forth on the back cover page of this Consent Solicitation Statement or (ii) in the case of Notes held through Euroclear or Clearstream, by transmitting a Consent in accordance with Euroclear's and Clearstream's customary procedures. The Issuers shall have the right to determine whether any purported Consent satisfies the requirements of this Consent Solicitation Statement and the relevant Indenture, and any such determination shall be final and binding on the Holder who delivered such Consent or purported Consent.

Letters of Consent and Consents must be delivered to the Tabulation Agent prior to the Expiration Date. Only Holders of Notes as of the Record Date (or their duly designated proxies), and for the purposes of the Solicitation, authorized participants in DTC, Euroclear and/or Clearstream, are eligible to consent to the Proposed Amendments and receive the Consent Fees. See "The Solicitation—How to Consent".

Requisite Consents
The Requisite Consents means the receipt of valid, unrevoked Consents from Holders of a majority in principal amount of the Senior Notes and of a majority in principal amount of the Senior Subordinated Notes outstanding, provided that, for purposes of determining whether Holders of any such requisite principal amount of Notes have given their Consent, Notes owned by the relevant Issuer, or by any Person directly or indirectly controlling or controlled by or under direct or indirect common control with such Issuer, will be considered as though not outstanding.

For purposes of the foregoing, the majority in principal amount of the Senior Subordinated Notes shall be deemed to be the majority of the aggregate outstanding principal amount of the € Senior Subordinated Notes and the $ Senior Subordinated Notes, with the principal amount of the $ Senior Subordinated Notes deemed to be the Euro Equivalent (as defined in the Indenture for the Senior Subordinated Notes) of such principal amount as of the Record Date.
Majority Consent Date
The Majority Consent Date means, with respect to each of the Senior Notes and the Senior Subordinated Notes, the date on which the Trustee has received an officer's certificate from an officer of the relevant Issuer certifying that the Requisite Consents with respect to such Notes have been obtained. The Majority Consent Date may occur prior to the Expiration Date. Consents may not be revoked after the Majority Consent Date, even if it occurs before the Expiration Date.
Special Procedures for Beneficial Owners
Any beneficial owner whose Notes are held through a broker, dealer, commercial bank, trust company or other nominee and who wishes to consent should contact such institution promptly and instruct such institution to consent on its behalf. See "The Solicitation—How to Consent".
Consequences to Non-Consenting Holders
Holders that do not provide valid and unrevoked Consents on or prior to the Expiration Date will not be entitled to receive the Consent Fees. If the Requisite Consents are obtained and the Supplemental Indentures are executed and become effective, all holders of Notes (including Holders that do not deliver a valid and unrevoked Consent) will be bound by the Proposed Amendments.

Revocation of Consents
Until the Majority Consent Date, a Consent by a Holder is a continuing Consent by such Holder and will bind every subsequent holder of a Note or portion of a Note that evidences the same debt as the consenting Holder's Note, even if notation of the Consent is not made on any Note. However, a Holder may revoke its Consent if the Tabulation Agent receives written notice of revocation before the Majority Consent Date. Any Holder who revokes a Consent prior to the Majority Consent Date will not receive a Consent Fee, unless such Consent is redelivered and received by the Tabulation Agent and accepted by the Issuers on or prior to the Expiration Date. A Holder may not revoke a Consent after the Majority Consent Date. See "The Solicitation—Revocation of Consents".
Certain Tax Considerations	For a discussion of certain United States federal, Irish and United Kingdom tax consequences of the Solicitation to beneficial owners of Notes, see "Tax Consequences".
Solicitation Agents	The Issuers have retained Goldman Sachs International and Citigroup as their Solicitation Agents in connection with the Solicitation.
Tabulation Agent	The Issuers have retained The Bank of New York to act as their tabulation agent (the "Tabulation Agent") in connection with the Solicitation.
Book-Entry Depositary Interests
The global notes representing the Senior Notes and the € Senior Subordinated Notes have been deposited with a custodian for The Bank of New York, as euro book-entry depositary, and the global note representing the $ Senior Subordinated Notes has been deposited with a custodian for The Bank of New York, as dollar book-entry depositary. Under the terms of the deposit agreements relating to the Notes, depositary interests representing the Notes have been issued to DTC, Euroclear and Clearstream, or their nominees, and the book-entry depositaries will act in connection with the Solicitation upon the instructions of the holders of such interests. Where appropriate, references in this Consent Solicitation Statement and the Letter of Consent to the Notes will be deemed to include these depositary interests. See "Book-Entry, Settlement and Clearance" in the Companies' Registration Statement on Form F-4 filed on October 29, 2003 (Reg. No. 333-110042).

PURPOSE OF THE SOLICITATION

        The primary purpose of the Solicitation is to amend the limitations on Restricted Payments (as defined in the Indentures) in the Indentures to allow for greater flexibility for Valentia to pay dividends in the event of an initial public offering of equity securities of Valentia or to pay dividends or make other payments to Holdings or another direct or indirect parent company of Valentia in order to fund the payment of dividends by Holdings or any other parent company to holders of their ordinary shares, preference shares or other capital stock in the event of an initial public offering of equity securities by Holdings or any other parent company.

        Regardless of whether the Proposed Amendments become effective, the Notes will remain outstanding in accordance with all other terms of the respective Indentures. The changes sought to be effected by the Proposed Amendments will not alter the Issuers' obligations to pay the principal of or interest on the Notes or alter the interest rate or maturity date thereof, and will be effective only upon the terms contained herein.

THE PROPOSED AMENDMENTS

        Section 9.2 of each of the Indentures, Section 15 of the Initial Global Notes and the Initial Definitive Notes and Section 14 of the Unrestricted Global Notes and Unrestricted Definitive Notes (in each case as defined in the Indentures) provide for the amendment of any provision of such Indenture and such Notes (except certain provisions not relevant to the Solicitation) by execution of a supplemental indenture upon the consent of Holders of at least a majority in principal amount of the outstanding Senior Notes or Senior Subordinated Notes, as the case may be. Consequently, the Issuers are soliciting Consents from Holders of the Senior Notes and Senior Subordinated Notes to the Proposed Amendments. For purposes of determining whether the Requisite Consents have been received from the Senior Subordinated Notes, the majority in principal amount of the Senior Subordinated Notes shall be deemed to be the majority of the aggregate outstanding principal amount of the €  Senior Subordinated Notes and the $  Senior Subordinated Notes, with the principal amount of the $  Senior Subordinated Notes deemed to be the Euro Equivalent (as defined in the Indenture for the Senior Subordinated Notes) of such principal amount as of the Record Date.

        Set forth below is a summary of the Proposed Amendments. This summary does not purport to be complete and is qualified in its entirety by reference to the forms of Supplemental Indentures for the full and complete terms of the Proposed Amendments. The forms of Supplemental Indentures are attached hereto as Exhibit A and Exhibit B, and copies of the Indentures are on file with the SEC and are also available upon request from the Issuers. Holders of Notes should carefully review Exhibit A and Exhibit B before delivering Consents to the Proposed Amendments. Any capitalized terms which are used in the following summary of the Proposed Amendments but not otherwise defined have the meanings assigned thereto in the Indentures.

        Amendment to "Restricted Payments" Covenant:    Section 4.4 of each of the Indentures prohibits, with certain exceptions, Valentia and its Restricted Subsidiaries from making any Restricted Payments. Under the existing Indentures, "Restricted Payments" include, among other things, certain dividends or other distributions in respect of Valentia's and such Restricted Subsidiaries' Capital Stock. By limiting the amount of funds that may be distributed by Valentia and its Restricted Subsidiaries, the Restricted Payments covenant effectively limits the amount of dividends that can be paid by Valentia or any Parent to holders of their ordinary shares, preference shares or other capital stock, including dividends that may be paid by Valentia, Holdings, or any Parent following an initial public offering.

        In order to provide more flexibility to Valentia, Holdings or another parent company to determine the appropriate level of dividends that may be paid to holders of its Capital Stock in the event of an initial public offering of equity securities of Valentia, Holdings, or any other parent company, the Issuers believe that it is desirable to amend the Restricted Payments covenant set out in Section 4.4 of each of the Indentures to permit, as a Permitted Restricted Payment, at any time following the later of (x) receipt by Valentia, directly or indirectly, of an amount equal to at least 75% of the Net Cash Proceeds to the Company or any Parent of the first Listed Equity Offering (including any offering of ordinary shares that occurs concurrently therewith) which raises aggregate gross proceeds (prior to any deductions) of at least €150 million and (y) the initial refinancing on an unsecured basis (whether by way of amending or restating the existing documentation or otherwise) and/or repayment of all or substantially all of the aggregate principal amount of Indebtedness for borrowed money outstanding under the Senior Secured Credit Agreement, payment by Valentia of, or loans, advances, dividends or distributions to any Parent to pay, dividends on any Ordinary Shares (as defined below) or Preference Shares (as defined below), in an amount, when aggregated with all other amounts paid pursuant to this paragraph, not to exceed (x) Consolidated EBITDA minus (y) the product of (1) 3.25 and (2) Consolidated Interest Expense, such Consolidated EBITDA and Consolidated Interest Expense to be for the period from the first day of the fiscal quarter commencing immediately prior to the completion of the first such Listed Equity Offering until the end of the most recent fiscal quarter ending immediately prior to the date of such payment for which consolidated financial statements of Valentia are available, provided that the amount of such payments will be excluded in subsequent calculations of Restricted Payments and provided further that Valentia will not, pursuant to this provision, make any payment other than payments necessary to pay dividends, other than special dividends, on the Ordinary Shares, or dividends on the Preference Shares or on other Capital Stock. The new Permitted Restricted Payment set out above will replace one of the existing Permitted Restricted Payments which currently permits the payment by Valentia of, or loans, advances, dividends or distributions to any Parent to pay, dividends on the common stock or equity of Valentia or any Parent following a public offering of such common stock or equity, in an amount not to exceed in any fiscal year 6% of the aggregate gross proceeds received by Valentia in or from such public offering. "Listed Equity Offering" means an offering of Capital Stock of Valentia or any Parent, which Capital Stock is, or is being, listed on the London Stock Exchange, the Irish Stock Exchange or any other exchange for trading in securities which is recognized under the Financial Services and Markets Act 2000 of England; "Ordinary Shares" means ordinary shares of Valentia or any Parent following a Listed Equity Offering by such entity; and "Preference Shares" means preference shares of Valentia or any Parent following a Listed Equity Offering by such entity.

        Although the Permitted Restricted Payment added by the amendment would not apply until after the refinancing of all or substantially all of the Indebtedness under the Senior Secured Credit Agreement with unsecured Indebtedness, it would not prohibit Valentia from incurring secured Indebtedness or securing any refinancing, hedging or other Indebtedness after that date, provided that other conditions set forth in the Indentures are met. In addition, payments made under this Permitted Restricted Payment provision would be excluded in subsequent calculations of Restricted Payments, including those permitted by other Permitted Restricted Payment provisions. Accordingly, the exceptions provided by those Permitted Restricted Payment provisions would still be available, notwithstanding utilization of this new exclusion.

        Under each of the Indentures, regardless of whether the Proposed Amendments are adopted, the Restricted Payment limitations will cease to be effective if at any time the Notes achieve Investment Grade Status (as defined in the Indentures). The Issuers can give no assurances whether or not this will or will not occur.

        Amendment to Optional Redemption Provisions Following Equity Offerings:    The Notes provide that, prior to August 15, 2006, the Issuers may on any one or more occasions redeem up to 35% of the original principal amount of the Notes with funds in an aggregate amount not exceeding the net cash proceeds of one or more Equity Offerings. The Proposed Amendments would amend the Notes to provide that the Issuers would not be permitted to redeem such Notes with the Net Cash Proceeds of the first Listed Equity Offering (as defined above).

        Other:    The Proposed Amendments would amend Section 12.10 of the Indentures to provide additionally that for the purposes of determining whether Holders of the requisite principal amount of the Notes outstanding have voted in favor of or consented to a particular matter, or undertaken any other act related to the Indentures, the principal amount of Dollar Notes shall be deemed to be the Euro Equivalent of such principal amount of Dollar Notes as of (i) if a record date has been set in accordance with Section 9.4(b) of the Indentures, the date of such record date or (ii) if no such record date has been set, the date the taking of such action by the Holders of such requisite principal amount is certified to the Trustee by Valentia as provided in Section 12.2.

THE SOLICITATION

General

        In order to approve the Proposed Amendments, the Issuers must receive the "Requisite Consents", which means valid and unrevoked Consents of Holders of not less than a majority in principal amount of the Senior Notes and a majority in principal amount of the Senior Subordinated Notes outstanding. As of the Record Date, there were €550,000,000 aggregate principal amount of Senior Notes issued and outstanding, and $250,000,000 and €285,000,000 aggregate principal amount of Senior Subordinated Notes issued and outstanding. As of the Record Date, the Issuers did not hold any Notes. For purposes of determining whether the Requisite Consents have been received from Holders of the Senior Subordinated Notes, the majority in principal amount of the Senior Subordinated Notes shall be deemed to be the majority of the aggregate outstanding principal amount of the €  Senior Subordinated Notes and the $  Senior Subordinated Notes, with the principal amount of the $  Senior Subordinated Notes deemed to be the Euro Equivalent (as defined in the Indenture for the Senior Subordinated Notes) of such principal amount as of the Record Date.

        Following the receipt of the Requisite Consents for the Senior Notes and the Senior Subordinated Notes, satisfaction or waiver of the other conditions set forth herein and compliance with the conditions contained in the applicable Indentures, the Issuers intend to execute the Supplemental Indentures with respect to such Indentures. If the Proposed Amendments are executed, they will be binding on all Holders of Notes and their successors and transferees, whether or not such Holders consented to the Proposed Amendments.

        The delivery of a Consent to the Proposed Amendments will not affect a Holder's right to sell or transfer the Notes, and a sale or transfer of the Notes after the Record Date will not have the effect of revoking any Consent theretofore validly given by the Holder of such Notes. Therefore, each properly executed and delivered Consent will be counted notwithstanding any sale or transfer of the Notes to which such Consent relates, unless the applicable Holder has complied with the procedure for revoking Consents, as described herein and in the Letter of Consent. Failure to deliver a Consent will have the same effect as if a Holder had voted "No" to the Proposed Amendments.

        By transmitting a Consent through Euroclear's or Clearstream's customary procedures or by executing and delivering a Letter of Consent, each Holder makes the undertakings, instructions, representations and warranties set out in the Letter of Consent, which are deemed incorporated herein.

Consent Fees

        Execution of Supplemental Indentures is conditional upon (i) the Requisite Consents with respect to both the Senior Notes and the Senior Subordinated Notes having been received by the Tabulation Agent on or prior to the Expiration Date and (ii) there being no laws or regulations that would, and the absence of any injunction or action that could, make unlawful or invalid or enjoin the implementation of the Proposed Amendments, or that would question the legality or validity thereof.

        In the event any of the foregoing conditions with respect to either the Senior Notes or the Senior Subordinated Notes is not satisfied, each Issuer may, in its sole discretion, allow the Solicitation with respect to the Notes issued by it to lapse or waive any of such conditions, accept all Consents validly delivered in respect of the Notes issued by it and execute the Supplemental Indenture in respect of the Notes issued by it or extend the Expiration Date and continue to solicit Consents pursuant to the Solicitations or otherwise amend the terms of the Solicitation.

        In the event that the conditions described above are satisfied or waived in respect of either the Senior Notes or the Senior Subordinated Notes and the relevant Supplemental Indenture becomes effective, Valentia or eircom Funding, as the case may be, will be obligated to pay to each Holder of Notes subject to such Supplemental Indenture who delivered a valid Consent (not subsequently revoked) to the Tabulation Agent on or prior to the Expiration Date a one-time cash payment to each such Holder (the "Consent Fee"). The Consent Fee will equal €2.50 per €1,000 principal amount of Senior Notes held by a Holder (and to which such Consent relates), $3.75 per $1,000 principal amount of $  Senior Subordinated Notes held by a Holder (and to which such Consent relates) and €3.75 per €1,000 principal amount of €  Senior Subordinated Notes held by a Holder (and to which such Consent relates).

        Subject to the foregoing conditions, if the Supplemental Indentures are executed by all of the parties thereto and have become effective, the Consent Fee will be paid as promptly as practicable after the Expiration Date. Notwithstanding anything to the contrary in this Consent Solicitation Statement and the Letter of Consent, as long as the Record Holder is holder of the Notes, payments of the Consent Fee shall be made to the custodian for the Record Holder. These payments will fulfill all of the Issuers' obligations in respect of these payments and the Issuers will have no further responsibilities or liability in respect of payment. Upon receipt of these amounts, the Record Holder or its custodian will pay the amount so received (1) with respect to the $  Senior Subordinated Notes, to the DTC participants' accounts that hold book-entry interests in such Notes and that have validly (as determined by the Issuers) consented in accordance with the Consent Solicitation Statement and the Letter of Consent and have provided their wire details in the Letter of Consent and (2) in the case of the Senior Notes and the €  Senior Subordinated Notes, to the common depositary or its nominee, as the registered holder of a depositary interest representing the Senior Notes and the €  Senior Subordinated Notes, which will pay the amounts so received to Euroclear and/or Clearstream, which will pay the amounts so received to the accounts of participants in Euroclear and Clearstream that hold book-entry interests in such Notes and that have validly (as determined by the Issuers) consented in accordance with the Consent Solicitation Statement and the Letter of Consent, in accordance with the procedures of Euroclear and Clearstream. The Issuers will have no responsibility or liability for the payment of Consent Fees to owners of book-entry interests, for any aspect of the records relating to or payments made on account of those interests by the Record Holder or its custodian, DTC, Euroclear or Clearstream, or for maintaining, supervising or reviewing any records of the Record Holder or its custodian, DTC, Euroclear or Clearstream relating to those interests. Payments by participants and indirect participants in the Record Holder or its custodian, DTC, Euroclear or Clearstream to the owners of book-entry interests will be governed by standing instructions and customary industry practice and will be the responsibility of those participants or indirect participants and DTC, Euroclear or Clearstream. The Issuers shall not be obligated and will have no responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

        The right to receive a Consent Fee is not transferable with a Note. The Issuers will only make payments of the Consent Fees to the persons who were Holders and who have delivered valid and unrevoked Consents on or prior to the Expiration Date pursuant to the terms hereof. No other holder of Notes will be entitled to receive any Consent Fee.

        Consents will expire if the Requisite Consents to the Proposed Amendments have not been obtained on or before the Expiration Date (which term includes any extension of the original Expiration Date). Interest will not accrue on or be payable with respect to any Consent Fees.

Record Date

        This Consent Solicitation Statement and Letter of Consent are being sent to all persons who were Holders on the Record Date (defined to be 5:00 p.m., New York City time, on January 21, 2004). Such date has been fixed by the Issuers as the date for the determination of Holders entitled to give Consents and receive the Consent Fees, if payable, pursuant to the Solicitation. The Issuers reserve the right to establish, from time to time but in all cases prior to receipt of the Requisite Consents, any new date as such Record Date and, thereupon, any such new date will be deemed to be the Record Date for purposes of the Solicitation.

How to Consent

  Beneficial owners

        Any beneficial owner whose Notes are held through a broker, dealer, commercial bank, trust company or other nominee and who wishes to consent should contact such institution to consent in accordance with the procedures set out below.

        Only Record Holders or their duly designated proxies may transmit, execute and deliver a Consent. For purposes of the Solicitation, the term "Holder" shall be deemed to include those participants through which a beneficial owner's Notes (in the form of Book-Entry Depositary Interests) may be held of record as of the Record Date in any of Euroclear, Clearstream or DTC, as the case may be, and that have been granted a proxy or authorization by such Clearance System.

  Holders of Notes that are held through Euroclear or Clearstream

        For purposes of the Solicitation, the Issuers expect that Euroclear and Clearstream will authorize participants in their electronic book-entry systems, who hold Notes on behalf of the beneficial owners of such Notes as of the Record Date, to consent in accordance with their customary procedures. Accordingly, for purposes of the Solicitation, the term "Holder" shall also be deemed to include such participants. It is expected that Euroclear and Clearstream will require the use of an electronic acceptance instruction for giving Consent.

  Holders of Notes that are held through DTC

        Holders holding Notes through DTC who wish to consent to the Proposed Amendments should deliver one or more properly completed Letters of Consent signed by such Holder by mail, hand delivery, overnight courier or by facsimile transmission (with an original delivered subsequently, notwithstanding the effectiveness of such facsimile transmission) to the Tabulation Agent at its address or facsimile number set forth on the back cover page of this Consent Solicitation Statement. Holders who desire to consent to the Proposed Amendments should complete the Letter of Consent, indicating the principal amount of Notes as to which Consent is given and sign and date and medallion guarantee stamp the Letter of Consent and mail, fax or otherwise deliver it to the Tabulation Agent at the address listed on the back cover page hereof in accordance with the instructions contained therein.

        In each case, each Issuer shall have the right to determine whether any purported Consent satisfies the requirements of this Consent Solicitation Statement and the relevant Indenture, and any such determination shall be final and binding on the Holder who delivered such Consent or purported Consent. Any Consents (whether transmitted through Clearstream, Euroclear or by means of a Letter of Consent) must be delivered to the Tabulation Agent prior to the Expiration Date.

  Other Consent Procedures

        All Consents that are properly completed, signed and delivered to the Tabulation Agent prior to the Expiration Date (and accepted by the Issuers as such), and not revoked prior to the Majority Consent Date, will be given effect in accordance with the specifications thereof. Holders must consent to all of the Proposed Amendments or none of them. Letter of Consents and Consents should not be delivered to the Issuers, the Trustee or the Solicitation Agents. However, the Issuers reserve the right to accept any Consent received by them, the Trustee or the Solicitation Agents. Under no circumstances should any person tender or deliver Notes to the Issuers, the Trustee, the Solicitation Agents or the Tabulation Agent.

        If Notes to which a Consent relates are held by two or more joint Holders, all such Holders must sign the Letter of Consent or deliver a Consent. If a signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other Holder acting in a fiduciary or representative capacity, such person should so indicate when signing and must submit proper evidence satisfactory to the Issuers of such person's authority so to act. If Notes are held in different names, separate Letters of Consent or Consents must be executed or transmitted covering each name.

        If a Consent relates to fewer than all of the Notes held of record as of the Record Date by the Holder providing such Consent, such Holder must indicate on the Letter of Consent or in the Consent Transmission the aggregate dollar or euro principal amount (in integral multiples of $1,000 or €1,000, as the case may be) of such Notes to which the Consent relates. Otherwise, the Consent will be deemed to relate to all such Notes held by such Holder. A Consent Fee will be paid only for such portion of the Notes to which a Consent relates.

        HOLDERS WHO WISH TO CONSENT SHOULD (I) IN THE CASE THEY HOLD NOTES THROUGH DTC, MAIL, HAND DELIVER, SEND BY OVERNIGHT COURIER, FACSIMILE (FOLLOWED BY DELIVERY BY HAND OR OVERNIGHT COURIER OF AN ORIGINAL) THEIR PROPERLY COMPLETED, EXECUTED AND DATED LETTERS OF CONSENT OR (II) IN THE CASE THEY HOLD NOTES THROUGH EUROCLEAR OR CLEARSTREAM, TRANSMIT BY ELECTRONIC TRANSMISSION THEIR CONSENTS TO THE TABULATION AGENT IN ACCORDANCE WITH THE INSTRUCTIONS SET FORTH HEREIN AND IN THE LETTER OF CONSENT. REVOCATIONS OF CONSENTS SHOULD BE SENT TO THE TABULATION AGENT. CONSENT FEES WILL ONLY BE PAID TO HOLDERS WHOSE LETTERS OF CONSENT OR CONSENT TRANSMISSIONS ARE RECEIVED BY THE TABULATION AGENT (AND NOT SUBSEQUENTLY REVOKED) ON OR PRIOR TO THE EXPIRATION DATE. NEITHER CONSENTS NOR REVOCATIONS OF CONSENTS SHOULD BE SENT TO THE ISSUERS, THE TRUSTEE OR THE SOLICITATION AGENT. THE METHOD OF DELIVERY OF ALL DOCUMENTS, INCLUDING LETTERS OF CONSENT AND REVOCATIONS, IS AT THE ELECTION AND RISK OF THE HOLDER. IN NO EVENT SHOULD A HOLDER TENDER OR DELIVER CERTIFICATES EVIDENCING SUCH HOLDER'S NOTES.

        THE ISSUERS RESERVE THE RIGHT TO RECEIVE CONSENTS BY ANY OTHER REASONABLE MEANS OR IN ANY FORM THAT REASONABLY EVIDENCES THE GIVING
OF A CONSENT.

        All questions as to the validity, form, eligibility (including time of receipt) and acceptance and revocation of a Consent will be resolved by the Issuers, in their sole discretion, which resolution shall be final and binding. The Issuers reserve the right to reject any and all Consents not validly given or any Consents the Issuers' acceptance of which could, in the opinion of the Issuers or their counsel, be unlawful. The Issuers also reserve the right to waive any defects or irregularities in the delivery of a Consent or modify the conditions to the Solicitation (subject to any requirement to extend the Expiration Date). The interpretation by the Issuers of the terms and conditions of the Solicitation (including the Letter of Consent and the instructions thereto) shall be final and binding on all parties. Unless waived, any defects or irregularities in connection with deliveries of Consents must be cured within such time as the Issuers shall determine. None of the Issuers, the Trustee, the Solicitation Agents, the Tabulation Agent or any other person shall be under any duty to give notification of defects, irregularities or waivers with respect to deliveries of Consents, nor shall any of them incur any liability for failure to give such notification.

Expiration Date; Extensions; Amendment

        The Expiration Date shall occur at 5:00 p.m. New York City time, on February 4, 2004, unless the Issuers, in their sole discretion, extend the period during which the Solicitation is open, in which event the Expiration Date shall be the last date for which an extension is effective. In order to extend the Expiration Date, the Issuers will notify the Tabulation Agent of any extension by oral or written notice and will make a public announcement thereof, each at or prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Such announcements may state that the Issuers are extending the Solicitation for a specified period of time or on a daily basis. Failure of any Holder or beneficial owner of Notes to be so notified will not affect the extension of the Solicitation.

        Notwithstanding anything to the contrary set forth in this Consent Solicitation Statement, the Issuers reserve the right, in their sole discretion at any time prior to the effectiveness of the Proposed Amendments to (i) terminate the Solicitation for any reason, (ii) extend the Expiration Date, (iii) amend the terms of the Solicitation or (iv) modify the form or amount of the consideration to be paid pursuant to the Solicitation.

        If the Solicitation is amended in any material manner, or the Issuers waive or modify any material conditions to the Solicitation, the Issuers will promptly disclose such amendment, waiver or modification in a public announcement, and the Issuers may, if determined by the Issuers to be appropriate, extend the Solicitation for a period deemed by the Issuers to be adequate to permit Holders to deliver or revoke their Consents.

        Without limiting the manner in which the Issuers may choose to make a public announcement of any extension, amendment or termination of the Solicitation, the Issuers shall have no obligation to publish, advertise, or otherwise communicate any such public announcement, other than by making a timely press release and complying with any applicable notice provisions of the Indenture.

Revocation of Consents

        Consents may be revoked by Holders at any time prior to the Majority Consent Date. Unless properly revoked, a Consent by a Holder of Notes shall bind the Holder and every subsequent Holder of such Notes or portion of such Notes that evidences the same debt as the consenting Holder's Notes, even if a notation of the Consent is not made on any such Notes.

        Any Holder of the Notes as to which a Consent has been given may revoke such Consent as to such Notes or any portion of such Notes (in integral multiples of $1,000 or €1,000, as the case may be) by delivering a written notice of revocation or a changed Letter of Consent bearing a date later than the date of the prior Letter of Consent to the Tabulation Agent at any time prior to the Majority Consent Date. Any notice of revocation received after the Majority Consent Date will not be effective.

        To be effective, a notice of revocation must be in writing signed by the Holder, must contain the name of the Holder and the principal amount of the Senior Notes and/or Senior Subordinated Notes to which it relates, must be received by the Tabulation Agent before the Majority Consent Date and must, in the case of a Letter of Consent, be signed in the same manner as the original Letter of Consent. All revocations of Consents should be addressed to the Tabulation Agent at the address set forth on the back cover of this Consent Solicitation Statement or transmitted in accordance with the customary procedures of Euroclear and Clearstream.

        The Issuers reserve the right to contest the validity of any revocation and all questions as to the validity (including time of receipt) of any revocation will be determined by the Issuers in their sole discretion, which determination will be conclusive and binding subject only to such final review as may be prescribed by the Trustee concerning proof of execution and ownership. None of the Issuers, any of their affiliates, the Solicitation Agents, the Tabulation Agent, the Trustee or any other person will be under any duty to give notification of any defects or irregularities with respect to any revocation nor shall any of them incur any liability for failure to give such information.

Solicitation Agents and Tabulation Agent

        The Issuers have retained Goldman Sachs International and Citigroup to serve as their Solicitation Agents and The Bank of New York to serve as their Tabulation Agent in connection with the Solicitation. The Solicitation Agents have not been retained to render an opinion as to the fairness of the Solicitation. Each Issuer has agreed to reimburse the Solicitation Agents and Tabulation Agent for their out-of-pocket expenses, including the fees and expenses of its counsel, and to indemnify each of the Solicitation Agents and the Tabulation Agent against certain liabilities and expenses. At any time, the Solicitation Agents may trade the Notes for their own account or for the accounts of their customers and, accordingly, may have a long or short position in the Notes. The Solicitation Agents and their affiliates have provided in the past, and are currently providing, other investment banking, commercial banking and/or financial advisory services to the Companies. The Solicitation Agents and the Tabulation Agent each will receive a fee from the Issuers for serving in such capacities.

        NEITHER OF THE ISSUERS HAS AUTHORIZED ANY PERSON (INCLUDING THE SOLICITATION AGENTS AND THE TABULATION AGENT) TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS SOLICITATION OF CONSENTS OTHER THAN AS SET FORTH HEREIN AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY EITHER ISSUER, THE TABULATION AGENT, THE SOLICITATION AGENTS OR ANY OTHER PERSON.

        Requests for assistance in filling out and delivering Letters of Consent or for additional copies of this Consent Solicitation Statement or the Letter of Consent may be directed to the Solicitation Agents at their addresses and telephone numbers set forth on the back cover of this Consent Solicitation Statement.

Fees and Expenses

        The Issuers will bear the costs of the Solicitation, including the fees and expenses of the Solicitation Agents and the Tabulation Agent. The Issuers will pay the Trustee under the Indentures reasonable and customary compensation for its services in connection with the Solicitation, plus reimbursement for expenses.

        Brokers, dealers, commercial banks, trust companies and other nominees will be reimbursed by the Solicitation Agents, by application of funds provided by each Issuer, for customary mailing and handling expenses incurred by them in forwarding material to their customers. All other fees and expenses attributable to the Solicitation, other than expenses incurred by Holders or beneficial owners of Notes, will be paid by the Issuers.

        The Solicitation is not being made to, and Consents will not be accepted from or on behalf of, Holders in any jurisdiction in which the making of the Solicitation or the acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Issuers may in their discretion take such action as they may deem necessary to lawfully make the Solicitation in any such jurisdiction and to extend the Solicitation to Holders in such jurisdiction. In any jurisdiction in which the securities laws or blue sky laws require the Solicitation to be made by a licensed broker or dealer, the Solicitation will be deemed to be made on behalf of the Issuers by the Solicitation Agents or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

CERTAIN TAX CONSEQUENCES

  Certain United States Federal Income Tax consequences

        The following summary describes certain U.S. federal income tax considerations relating to the Proposed Amendments that may be relevant to a Holder or a beneficial owner of the Notes who or which is a citizen or resident of the United States or a domestic corporation or otherwise subject to the United States federal income tax on a net income basis in respect of the Notes (a "U.S. Holder") and holds such Notes as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). This summary is based on the Code and existing final, temporary and proposed Treasury Regulations, administrative rulings and judicial decisions, all of which are subject to prospective and retroactive changes. The Issuers will not seek a ruling from the Internal Revenue Service (the "IRS") with regard to the U.S. federal income tax treatment of the Proposed Amendments and, therefore, there can be no assurance that the IRS will agree with the conclusions set forth below. In addition, this summary does not address the tax consequences that may be relevant to particular U.S. Holders in light of their individual circumstances or to special classes of U.S. Holders, such as such as banks, other financial institutions, insurance companies, tax-exempt entities, retirement plans, dealers in securities, brokers, expatriates, persons who hold their notes as part of a straddle, hedge, conversion transaction or other integrated investment and persons whose functional currency is not the dollar. If a partnership holds the Notes, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. ACCORDINGLY, EACH HOLDER AND BENEFICIAL OWNER OF THE NOTES SHOULD CONSULT ITS OWN TAX ADVISOR WITH REGARD TO THIS CONSENT SOLICITATION STATEMENT AND THE APPLICATION OF UNITED STATES FEDERAL INCOME TAX LAWS, AS WELL AS THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTIONS TO ITS PARTICULAR SITUATION.

Consequences of the Solicitation

        Under the U.S. Treasury regulations the modification of a debt instrument results in a deemed exchange of the unmodified instrument for a modified instrument (upon which gain or loss may be recognized) if the modification constitutes a "significant modification." The Treasury regulations provide that modifications that alter customary financial covenants are not significant modifications and, under a general rule, provide that a modification is a significant modification only if, based on all facts and circumstances, the legal rights or obligations that are altered and the degree to which they are altered are economically significant. The Issuers believe that the Proposed Amendments consist of an alteration of a customary financial covenant and other changes that are not economically significant, based on all of the facts and circumstances, and therefore the adoption of the Proposed Amendments should not be considered a significant modification of the terms of the Notes for this purpose. The Treasury regulations also provide that the Consent Fee will be treated as increasing the yield of the Notes. A change in the yield of a debt instrument is a significant modification under the Treasury regulations if the yield of the modified instrument varies from the yield of the unmodified instrument by more than the greater of 0.25% and 5% of the annual yield of the unmodified instrument. Under this rule, the Issuers believe, receipt of a Consent Fee should not constitute a significant modification of the terms of the Notes for U.S. federal income tax purposes. Accordingly, a U.S. Holder should not recognize gain or loss with respect to the Notes as a result of the adoption of the Proposed Amendments, and after such adoption, the U.S. Holder should have the same adjusted tax basis and holding period in the Notes as the U.S. Holder had in the Notes immediately before such adoption, and should continue to report interest income in the same manner as the U.S. Holder had reported interest income immediately before the adoption of the Proposed Amendments.

        The receipt of a Consent Fee will be a taxable transaction for U.S. federal income tax purposes. A U.S. Holder who receives a Consent Fee will generally recognize ordinary income in the amount of such fee at the time it is paid or accrued, depending upon such U.S. Holder's regular method of accounting.

        A U.S. Holder of a €  Senior Subordinated Note that uses the cash method of accounting and receives a Consent Fee in euros will measure the amount of the payment received by translating the amount of euros into U.S. dollars at the spot rate on the date of receipt. A U.S. Holder of a €  Senior Subordinated Note that uses the accrual method of accounting and receives a Consent Fee in euros will measure the amount of the payment received by translating the amount of euros into U.S. dollars at the spot rate on the date of accrual. A U.S. Holder generally will recognize exchange gain or loss, as the case may be, on the receipt of euros based on the difference between the exchange rate on the date payment is received and the rate applicable to the accrual of the payment. This foreign currency gain or loss will generally be treated as U.S. source ordinary income or loss. Euros received as a Consent Fee will have a tax basis equal to their U.S. dollar value at the time the payment is received. Gain or loss, if any, realized by any U.S. Holder on a sale or other disposition of that foreign currency will generally be treated as U.S. sourced ordinary income or loss.

Information Reporting and Backup Withholding

        A U.S. Holder may be subject to backup withholding of a portion of a Consent Fee unless the U.S. Holder (i) is a corporation or comes within certain other exempt categories and demonstrates this fact, or (ii) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. Consenting U.S. Holders should complete and deliver the substitute W-9 in the accompanying Letter of Consent.

        If backup withholding applies to a Consent Fee, the tax withheld would reduce the U.S. Holder's U.S. federal income tax liability. If withholding results in an overpayment of tax, the U.S. Holder may be entitled to a refund provided that the required information is furnished to the IRS.

Certain Irish Tax Consequences

        The following is a brief summary of certain Irish tax consequences of the Proposed Amendments and the payment of the Consent Fee. This summary is based upon Irish tax law and the practice of the Revenue Commissioners of Ireland as of the date hereof, which may be subject to change. It is a summary description only and does not constitute tax or legal advice. In addition, this summary does not address the tax consequences that may be relevant to particular holders in light of their individual circumstances. ACCORDINGLY, EACH HOLDER AND BENEFICIAL OWNER OF THE NOTES SHOULD CONSULT ITS OWN TAX ADVISOR WITH REGARD TO THIS CONSENT SOLICITATION STATEMENT AND THE APPLICATION OF IRISH TAX LAW, AS WELL AS THE TAX LAWS OF ANY OTHER JURISDICTION, TO ITS PARTICULAR SITUATION.

  Irish Taxation of Holders

        The following comments relate only to the position of persons who are beneficial owners of the Notes and who hold or own their Notes as an investment, and are not applicable to certain classes of persons such as dealers in securities.

        A beneficial owner of Notes who is neither resident nor ordinarily resident in Ireland will not be subject to Irish tax as a result of the Proposed Amendments or on the receipt of the Consent Fee provided the Notes are at that time quoted. The Notes will be regarded as quoted if they are listed on the Luxembourg Stock Exchange and/or the Irish Stock Exchange at that time.

        A beneficial owner of Notes who is either resident or ordinarily resident in Ireland will be deemed to make a part disposal of that beneficial owner's Notes for capital gains tax purposes upon receipt of the Consent Fee. Any gain or loss will be computed in Euro based on the difference between the amount of the Consent Fee and the appropriately apportioned part of the acquisition cost of the Notes. The method of apportioning acquisition cost is illustrated by the formula below:-

acquisition cost	×	Consent Fee (Consent Fee + value of Notes after alteration)

        The remaining portion of the acquisition cost will be available in respect of subsequent disposals of the Notes.

        A beneficial owner of Notes who does not become entitled to the receipt of the Consent Fee will not be subject to Irish tax as a result of the Proposed Amendments.

  Irish Withholding Tax

        The Company will not be required to withhold Irish tax from the payment of the Consent Fee.

Certain United Kingdom Tax Consequences

        The following is a summary of the current law and practice in the United Kingdom relating to certain U.K. tax consequences for Holders of the Proposed Amendments. It applies only to Holders who are absolute beneficial owners of Notes and who are resident or ordinarily resident in the United Kingdom. It does not apply to certain classes of person (such as dealers and persons connected with the Company) to whom special rules may apply. Holders (particularly those that may be subject to tax in a jurisdiction other than the United Kingdom) should in any event consult their own professional advisers with regard to their tax position.

Consequences of the Solicitation

U.K. Corporation Taxpayers

        For Holders that are within the charge to U.K. corporation tax, the Consent Fee will be taxable income which will be recognised for tax purposes broadly in accordance with the Holder's statutory accounting treatment.

Other U.K. Taxpayers

        The Consent Fee will be treated for U.K. tax purposes as a capital sum derived from an asset (namely such Holder's Notes), and its receipt may give rise to a chargeable gain for the purposes of the U.K. taxation of chargeable gains.

EXHIBIT A

€550,000,000 7.25% NOTES DUE 2013

FORM OF SUPPLEMENTAL INDENTURE

        This Supplemental Indenture, dated as of            , 2004 (this "Supplemental Indenture"), among Valentia Telecommunications (the "Company"), eircom Limited ("eircom"), each other then existing Additional Note Guarantor under the Indenture referred to below, The Bank of New York, as Trustee under the Indenture referred to below, and the other parties thereto.

W I T N E S S E T H:

        WHEREAS, the Company, eircom, the Trustee and the other parties thereto have heretofore executed and delivered an Indenture, dated as of August 7, 2003 (the "Indenture"), providing for the issuance of an initial aggregate principal amount of €550,000,000 of 7.25% Senior Notes due 2013 of the Company, as well as Additional Notes and Exchange Notes;

        WHEREAS, pursuant to Section 9.2 of the Indenture, Section 15 of the Initial Global Notes and the Initial Definitive Notes and Section 14 of the Unrestricted Global Notes and Unrestricted Definitive Notes, the Company, eircom, any existing Note Guarantors and the Trustee are authorized to execute and deliver this Supplemental Indenture to amend the Indenture and the Notes, with the consent of the Holders of at least a majority in principal amount of the Notes then outstanding;

        WHEREAS, each party hereto has duly authorized the execution and delivery of this Supplemental Indenture and has done all things necessary to make this Supplemental Indenture a valid agreement in accordance with its terms;

        NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Company, eircom, any Additional Note Guarantors, the Trustee and the other parties to the Indenture mutually covenant and agree for the equal and ratable benefit of the Holders of the Notes as follows:

ARTICLE I

Definitions

        SECTION 1.1.    Defined Terms.     As used in this Supplemental Indenture, except as otherwise defined herein, terms defined in the Indenture are used herein as therein defined. The words "herein," "hereof" and "hereby" and other words of similar import used in this Supplemental Indenture refer to this Supplemental Indenture as a whole and not to any particular section hereof.

ARTICLE II

Amendments

        SECTION 2.1.    Modification of Definitions.    The following definitions shall be added in the appropriate alphabetical place in Section 1.1 of the Indenture:

          "Listed Equity Offering" means an offering of Capital Stock of the Company or any Parent which Capital Stock is, or is being, listed on the London Stock Exchange, the Irish Stock Exchange or any other exchange for trading in securities which is recognized under the Financial Services and Markets Act 2000 of England.

          "Ordinary Shares" means ordinary shares of the Company or any Parent following a Listed Equity Offering by such entity, whenever issued.

          "Preference Shares" means preference shares of the Company or any Parent following a Listed Equity Offering by such entity, whenever issued.

        SECTION 2.2.    Modification of Section 4.4.    Subclause (10) of Section 4.4(c) of the Indenture shall be deleted and replaced with a new subclause (10) which shall provide as follows:

          "(10) at any time following the later of (x) receipt by the Company, directly or indirectly, of an amount equal to at least 75% of the Net Cash Proceeds to the Company or any Parent of the first Listed Equity Offering (including any offering of ordinary shares that occurs concurrently therewith) which raises aggregate gross proceeds (prior to any deductions) of at least €150 million and (y) the initial refinancing on an unsecured basis (whether by way of amending or restating the existing documentation or otherwise) and/or repayment of all or substantially all of the aggregate principal amount of Indebtedness for borrowed money outstanding under the Senior Secured Credit Agreement, payment by the Company of, or loans, advances, dividends or distributions to any Parent to pay, dividends on any Ordinary Shares or Preference Shares, in an amount, when aggregated with all other amounts paid pursuant to this paragraph, not to exceed (x) Consolidated EBITDA minus (y) the product of (1) 3.25 and (2) Consolidated Interest Expense, such Consolidated EBITDA and Consolidated Interest Expense to be for the period from the first day of the fiscal quarter commencing immediately prior to the completion of the first such Listed Equity Offering until the end of the most recent fiscal quarter ending immediately prior to the date of such payment for which consolidated financial statements of the Company are available, provided that the amount of such payments will be excluded in subsequent calculations of Restricted Payments and provided further that the Company will not, pursuant to paragraph (10), make any payment other than payments necessary to pay dividends, other than special dividends, on the Ordinary Shares, or dividends on the Preference Shares or on other Capital Stock;"

        SECTION 2.3.    Modification of Section 12.10.    Section 12.10 of the Indenture shall be amended by the addition of a new subclause (d), which provides as follows:

          "(d) For the purposes of determining whether Holders of the requisite principal amount of the Notes outstanding have voted in favor of or consented to a particular matter, or undertaken any other act related to this Indenture the principal amount of Dollar Notes shall be deemed to be the Euro Equivalent of such principal amount of Dollar Notes as of (i) if a record date has been set in accordance with paragraph (b) of Section 9.4, the date of such record date or (ii) if no such record date has been set, the date the taking of such action by the Holders of such requisite principal amount is certified to the Trustee by the Company as provided in Section 12.2."

        SECTION 2.4.    Modification of the Notes.    Section 8 of the Initial Global Notes and Initial Definitive Notes and Section 7 of the Unrestricted Global Notes and Unrestricted Definitive Notes in each case in the forms exhibited to the Indentures and each such Note that is outstanding, shall be amended by the insertion of the following words immediately after the word "Offerings" and immediately before the word "at" in the fourth line of the third paragraph of such Sections:

          "(excluding the net cash proceeds raised by the first Listed Equity Offering)".

ARTICLE III

Miscellaneous

        SECTION 3.1.    Parties.    Nothing expressed or mentioned herein is intended or shall be construed to give any Person, firm or corporation, other than the Holders and the Trustee, any legal or equitable right, remedy or claim under or in respect of this Supplemental Indenture or the Indenture or any provision herein or therein contained.

        SECTION 3.2.    Governing Law.    This Supplemental Indenture shall be governed by the laws of the State of New York.

        SECTION 3.3.    Severability Clause.    In case any provision in this Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby and such provision shall be ineffective only to the extent of such invalidity, illegality or unenforceability.

        SECTION 3.4.    Ratification of Indenture; Supplemental Indentures Part of Indenture.    Except as expressly amended hereby, the Indenture is in all respects ratified and confirmed and all the terms, conditions and provisions thereof shall remain in full force and effect. This Supplemental Indenture shall form a part of the Indenture for all purposes, and every Holder of Notes heretofore or hereafter authenticated and delivered shall be bound hereby. The Trustee makes no representation or warranty as to the validity or sufficiency of this Supplemental Indenture.

        SECTION 3.5    Counterparts.    The parties hereto may sign one or more copies of this Supplemental Indenture in counterparts, all of which together shall constitute one and the same agreement.

        SECTION 3.6.    Headings.    The headings of the Articles and the sections in this Supplemental Indenture are for convenience of reference only and shall not be deemed to alter or affect the meaning or interpretation of any provisions hereof.

        SECTION 3.7.    Successors.    All covenants and agreements in this Supplemental Indenture by the parties hereto shall bind their successors and assigns, whether so expressed or not.

        SECTION 3.8.    Effect of Headings.    The Article and Section headings herein are for the convenience of reference only and shall not affect the construction hereof.

        IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed as of the date first above written.

The Bank of New York, as Trustee
By:

Name:

Title:

VALENTIA TELECOMMUNICATIONS
Given under the Common Seal of Valentia Telecommunications:—
By:

Name:

Title:

By:

Name:

Title:

EIRCOM LIMITED
Given under the Common Seal of eircom Limited:—
By:

Name:

Title:

By:
Name:

Title:

EXHIBIT B

€250,000,000 8.25% NOTES DUE 2013
€285,000,000 8.25% NOTES DUE 2013

FORM OF SUPPLEMENTAL INDENTURE

        This Supplemental Indenture, dated as of                , 2004 (this "Supplemental Indenture"), among eircom Funding, Valentia Telecommunications (the "Company"), eircom Limited ("eircom"), Valentia Holdings Limited ("Holdings"), each other then existing Additional Note Guarantor under the Indenture referred to below, The Bank of New York, as Trustee under the Indenture referred to below, and the other parties thereto.

W I T N E S S E T H:

        WHEREAS, eircom Funding, the Company, eircom, Holdings, the Trustee and the other parties thereto have heretofore executed and delivered an Indenture, dated as of August 7, 2003 (the "Indenture"), providing for the issuance of an initial aggregate principal amount of €285,000,000 of 8.25% Senior Subordinated Notes due 2013 and $250,000,000 of 8.25% Senior Subordinated Notes due 2013 of eircom Funding (collectively, the "Notes"), as well as Additional Notes and Exchange Notes;

        WHEREAS, pursuant to Section 9.2 of the Indenture, Section 15 of the Initial Global Notes and the Initial Definitive Notes and Section 14 of the Unrestricted Global Notes and Unrestricted Definitive Notes, eircom Funding the Company, eircom, Holdings, any existing Note Guarantors and the Trustee are authorized to execute and deliver this Supplemental Indenture to amend the Indenture and the Notes, with the consent of the Holders of at least a majority in principal amount of the Notes then outstanding;

        WHEREAS, each party hereto has duly authorized the execution and delivery of this Supplemental Indenture and has done all things necessary to make this Supplemental Indenture a valid agreement in accordance with its terms;

        NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, eircom Funding, the Company, eircom, Holdings, any Additional Note Guarantors, the Trustee and the other parties to the Indenture mutually covenant and agree for the equal and ratable benefit of the Holders of the Notes as follows:

ARTICLE I

Definitions

        SECTION 1.1.    Defined Terms.    As used in this Supplemental Indenture, except as otherwise defined herein, terms defined in the Indenture are used herein as therein defined. The words "herein," "hereof" and "hereby" and other words of similar import used in this Supplemental Indenture refer to this Supplemental Indenture as a whole and not to any particular section hereof.

ARTICLE II

Amendments

        SECTION 2.1.    Modification of Definitions.    The following definitions shall be added in the appropriate alphabetical place in Section 1.1 of the Indenture:

          "Listed Equity Offering" means an offering of Capital Stock of the Company or any Parent which Capital Stock is, or is being, listed on the London Stock Exchange, the Irish Stock Exchange

  or any other exchange for trading in securities which is recognized under the Financial Services and Markets Act 2000 of England.

          "Ordinary Shares" means ordinary shares of the Company or any Parent following a Listed Equity Offering by such entity, whenever issued.

          "Preference Shares" means preference shares of the Company or any Parent following a Listed Equity Offering by such entity, whenever issued."

        SECTION 2.2.    Modification of Section 4.4.    Subclause (10) of Section 4.4(c) of the Indenture shall be deleted and replaced with a new subclause (10) which shall provide as follows:

          "(10) at any time following the later of (x) receipt by the Company, directly or indirectly, of an amount equal to at least 75% of the Net Cash Proceeds to the Company or any Parent of the first Listed Equity Offering (including any offering of ordinary shares that occurs concurrently therewith) which raises aggregate gross proceeds (prior to any deductions) of at least €150 million and (y) the initial refinancing on an unsecured basis (whether by way of amending or restating the existing documentation or otherwise) and/or repayment of all or substantially all of the aggregate principal amount of Indebtedness for borrowed money outstanding under the Senior Secured Credit Agreement, payment by the Company of, or loans, advances, dividends or distributions to any Parent to pay, dividends on any Ordinary Shares or Preference Shares, in an amount, when aggregated with all other amounts paid pursuant to this paragraph, not to exceed (x) Consolidated EBITDA minus (y) the product of (1) 3.25 and (2) Consolidated Interest Expense, such Consolidated EBITDA and Consolidated Interest Expense to be for the period from the first day of the fiscal quarter commencing immediately prior to the completion of the first such Listed Equity Offering until the end of the most recent fiscal quarter ending immediately prior to the date of such payment for which consolidated financial statements of the Company are available, provided that the amount of such payments will be excluded in subsequent calculations of Restricted Payments and provided further that the Company will not, pursuant to paragraph (10), make any payment other than payments necessary to pay dividends, other than special dividends, on the Ordinary Shares, or dividends on the Preference Shares or on other Capital Stock;"

        SECTION 2.3    Modification of Section 12.10.    Section 12.10 of the Indenture shall be amended by the addition of a new subclause (d), which provides as follows:

          "(d) For the purposes of determining whether Holders of the requisite principal amount of the Notes outstanding have voted in favor of or consented to a particular matter, or undertaken any other act related to this Indenture the principal amount of Dollar Notes shall be deemed to be the Euro Equivalent of such principal amount of Dollar Notes as of (i) if a record date has been set in accordance with paragraph (b) of Section 9.4, the date of such record date or (ii) if no such record date has been set, the date the taking of such action by the Holders of such requisite principal amount is certified to the Trustee by the Company as provided in Section 12.2."

        SECTION 2.4    Modification of the Notes.    Section 8 of the Initial Global Notes and Initial Definitive Notes and Section 7 of the Unrestricted Global Notes and Unrestricted Definitive Notes in each case in the forms exhibited to the Indentures and each such Note that is outstanding, shall be amended by the insertion of the following words immediately after the word "Offerings" and immediately before the word "at" in the fourth line of the third paragraph of such Sections:

          "(excluding the net cash proceeds raised by the first Listed Equity Offering)".

ARTICLE III

Miscellaneous

        SECTION 3.1.    Parties.    Nothing expressed or mentioned herein is intended or shall be construed to give any Person, firm or corporation, other than the Holders and the Trustee, any legal or equitable right, remedy or claim under or in respect of this Supplemental Indenture or the Indenture or any provision herein or therein contained.

        SECTION 3.2.    Governing Law.    This Supplemental Indenture shall be governed by the laws of the State of New York.

        SECTION 3.3.    Severability Clause.    In case any provision in this Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby and such provision shall be ineffective only to the extent of such invalidity, illegality or unenforceability.

        SECTION 3.4.    Ratification of Indenture; Supplemental Indentures Part of Indenture.    Except as expressly amended hereby, the Indenture is in all respects ratified and confirmed and all the terms, conditions and provisions thereof shall remain in full force and effect. This Supplemental Indenture shall form a part of the Indenture for all purposes, and every Holder of Notes heretofore or hereafter authenticated and delivered shall be bound hereby. The Trustee makes no representation or warranty as to the validity or sufficiency of this Supplemental Indenture.

        SECTION 3.5    Counterparts.    The parties hereto may sign one or more copies of this Supplemental Indenture in counterparts, all of which together shall constitute one and the same agreement.

        SECTION 3.6.    Headings.    The headings of the Articles and the sections in this Supplemental Indenture are for convenience of reference only and shall not be deemed to alter or affect the meaning or interpretation of any provisions hereof.

        SECTION 3.7.    Successors.    All covenants and agreements in this Supplemental Indenture by the parties hereto shall bind their successors and assigns, whether so expressed or not.

        SECTION 3.8.    Effect of Headings.    The Article and Section headings herein are for the convenience of reference only and shall not affect the construction hereof.

        IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed as of the date first above written.

The Bank of New York, as Trustee
By:

Name:

Title:

EIRCOMFUNDING
Given under the Common Seal of eircom Funding:—
By:

Name:

Title:

By:

Name:

Title:

VALENTIA TELECOMMUNICATIONS
Given under the Common Seal of Valentia Telecommunications:—
By:

Name:

Title:

By:

Name:

Title:

EIRCOM LIMITED
Given under the Common Seal of eircom Limited:—
By:

Name:

Title:

By:
Name:

Title:

VALENTIA HOLDINGS LIMITED
By:

Name:

Title:

VALENTIA TELECOMMUNICATIONS

EIRCOM FUNDING

SOLICITATION OF CONSENTS TO INDENTURE AMENDMENTS

        In order to give a Consent, a Holder should (i) in the case of the Notes held through the DTC, deliver one or more properly completed Letters of Consent signed by or on behalf of such Holder by mail, hand delivery, overnight courier or by facsimile transmission (with an original delivered subsequently) to the Tabulation Agent at its address or facsimile number set forth below, or (ii) in the case of the Notes held through Euroclear or Clearstream, transmit a Consent in accordance with Euroclear's and/or Clearstream's customary procedures in accordance with the instructions set forth herein and in the Letter of Consent. Any questions or requests for assistance or for additional copies of this Consent Solicitation Statement or related documents may be directed to the Solicitation Agents at one of their telephone numbers set forth below or such Holder's broker, dealer, commercial bank, trust company or other nominee.

The Solicitation Agents for the Solicitation are:
GOLDMAN SACHS INTERNATIONAL	CITIGROUP
Goldman Sachs International Peterborough Court 133 Fleet Street London EC4A 2BB United Kingdom Attn: Credit Capital Markets Telephone: +44 (0)20 7774 9054	Citigroup Global Markets Limited Citigroup Centre 33 Canada Square Canary Wharf London E14 5LB United Kingdom Attn: Liability Management Group Telephone: +44 (0)20 7986 8969
Goldman, Sachs & Co. 85 Broad Street New York, NY 10004 United States of America Attn: Credit Liability Management Toll Free: +1 800 828 3182	Citigroup Global Markets Inc. 390 Greenwich Street New York, NY 10013 United States of America Attn: Liability Management Group Telephone: +1 212 723 6106 (collect) Toll Free: +1 800 558 3745
The Tabulation Agent for the Solicitation is:

THE BANK OF NEW YORK
Corporate Trust Operations
Reorganization Unit
101 Barclay Street, 7E
New York, NY 10286
United States of America
Telephone: +1 212 815 5788
Facsimile: +1 212 298 1915
Attn: William Buckley